Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

06017639

Basel, 12. October, 2006

UNICEF and Roche announce partnership to improve the lives of children orphaned by AIDS in Africa

Agreement to improve education for children in Malawi

In the agreement announced today, Roche will provide funding to UNICEF Switzerland to supply desks, school uniforms, textbooks and other educational material to schools attended by children orphaned by AIDS. The agreement builds on an existing project between Roche and the European Coalition of Positive People (ECPP) to establish day care centres for children in Malawi orphaned by HIV/AIDS, and on the project "Schools for Africa", established by UNICEF in collaboration with the Nelson Mandela Foundation to promote education in 6 African countries, including Malawi. To achieve these educational goals, Roche will provide UNICEF Switzerland with a portion of funds raised through its annual Global.Roche Employee AIDS Walk, an employee initiative where monies raised are matched by Roche.

Franz B. Humer, President and CEO of Roche, commented: "We hope that through our partnership with UNICEF, an organisation with a wealth of expertise especially in the area of education, we will be able to combine resources to improve schooling and ultimately opportunities to escape poverty while playing a role in the prevention against HIV/AIDS. It is a great step forward which extends our activities established three years ago by our employees to make a sustainable difference for these Malawian children."

Elsbeth Müller, Executive Director of UNICEF Switzerland, said: "We welcome the steps taken by Roche to support children whose lives have been devastated by AIDS and are pleased - to use our local expertise to increase the quality and availability of education for these orphaned children. Access to primary education is a basic need and right of every child. It provides children them with emotional support and life skills, as well as the perspective of a better future."

dlw 10/25

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Currently, only 26% of the girls and 32% of the boys are in secondary school in Malawi. Evidence has shown that getting and keeping young people in school, particularly girls, can dramatically decrease their vulnerability to HIV/AIDS and that HIV infection rates are at least twice as high among young people who do not finish at least primary school compared to those who do[1].

UNICEF's mandate in the collaboration is focused upon primary education for children. ECPP will manage the secondary school education programme for older children who have completed primary school and have the ability to reach higher education. This programme is also funded through the Global Roche Employee AIDS Walk.

Roche's partnership with the ECPP, a UK and Malawi-based non governmental organisation, supports seven orphan centres in Southern Malawi, which provide day care and support learning to approximately 3,000 children and provide life-saving resources such as food, water, clothing and basic healthcare.

About HIV/AIDS and Malawi

The World Health Organization (WHO) estimates that there are 38.6 million people living with HIV/AIDS worldwide. Sub-Saharan Africa is by far the worst affected area, with over 24 million people currently living with the disease. In Malawi, one of the poorest countries in the world, it is estimated that 15 percent of the 11 million inhabitants are infected with HIV. The virus caused over 80,000 deaths in 2003. Over 700,000 children in Malawi have lost one or both parents to AIDS. As orphans, they are often excluded from education and vocational training because of their poverty.

About the Global Roche Employee AIDS Walk

The first Roche Employee AIDS Walk took place in 2003 as a pilot project involving three large sites. Immensely successful in its first year, the event was subsequently extended to include all Roche sites. Since 2003 over 21,000 Roche employees have taken part in the annual walk, raising a total sum of 2.8 million Swiss Francs for children impacted by AIDS in Malawi and worldwide.

About "Schools for Africa"

UNICEF and the Nelson Mandela Foundation believe that education is key to development, and have launched together the initiative "Schools for Africa". In Rwanda, Angola, Zimbabwe, Malawi, Mozambique and South Africa, 2 million children will have access to education in the next three years, 4000 schools will be renovated or built, sanitary infrastructure will provide clean water in 1800 schools, and 35000 teachers will receive special training.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information

- UNICEF: http://www.unicef.ch
- European Coalition of Positive People: www.ecpp.co.uk
- Access to Healthcare: www.roche.com/home/sustain/sus_med.htm
- Roche in HIV: www.roche-hiv.com

Information for TV stations: please contact the Roche Group Media Office for b-roll material.

Contact UNICEF

Ms. Alexandra Rosetti, e-mail: a.rosetti@unicef.ch, phone +41-44-317 22 41

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

[1] www.womenandaids.unaids.org. Educate Girls: Fight AIDS. What's Real, issue 1 June 2005

Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 12 October 2006

Avastin approved in US for first-line treatment of most common form of lung cancer

First treatment to extend survival of previously untreated patients beyond one year

Roche announced that following yesterday's FDA approval in the US, Avastin will now benefit patients suffering from advanced non-small cell lung cancer (NSCLC)* - the most common form of this devastating disease. The approval is based on the pivotal Phase III trial data (E4599) which showed a strong survival benefit for patients treated with Avastin in combination with a platinum-based chemotherapy (carboplatin plus paclitaxel) compared to chemotherapy alone.

"Avastin is the first therapy ever to extend survival for advanced lung cancer patients beyond one year," said Eduard Holdener, Head Global Pharma Development at Roche. "The FDA approval marks a significant step forward for lung cancer patients in the US. We are committed to working with regulatory authorities around the world in order to make it available to more patients fighting this severe disease."

In the EU, Avastin in NSCLC was filed with health authorities in August this year. This application was based on the E4599 data along with preliminary data from the ongoing "Avastin in Lung" (BO17704) trial, which is exploring the combination of Avastin with another platinum-based chemotherapy (cisplatin/gemcitabine).

*Locally advanced, metastatic or recurrent non-small cell lung cancer other than predominantly squamous cell histology.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

After colorectal and breast cancer, lung cancer is the third type of cancer in which the anti-angiogenic agent, Avastin, has demonstrated significant survival benefit. Avastin was approved in the EU in January 2005 and in the US in February 2004 for the first-line treatment of patients with metastatic colorectal cancer in combination with intravenous 5-FU-based chemotherapy. It received another approval in the US in June 2006 as a second-line treatment for patients with metastatic colorectal cancer in combination with intravenous 5-FU-based chemotherapy. The first filing for Avastin in Japan occurred in April 2006 for the treatment of advanced colorectal cancer. More recently, Avastin was filed for the treatment of women with advanced breast cancer in the EU in July 2006.

About the E4599 study

The FDA approval is based on results from the E4599 study; a randomised, controlled, multi-centre Phase III trial. 878 patients with locally advanced, metastatic or recurrent NSCLC with histology other than predominant squamous cell were enrolled into the trial. The results showed:

- Patients receiving Avastin at a dose of 15 mg/kg every three weeks plus paclitaxel and carboplatin had a 25 percent improvement in overall survival, compared to patients who received chemotherapy alone. Median survival was extended beyond one year for patients treated with Avastin (12.3 vs. 10.3 months).[1]
- Pulmonary haemorrhage (haemoptysis) cases were observed in 2.3% of the patients receiving Avastin plus chemotherapy.

About the "Avastin in Lung" trial (BO17704)

BO17704 is a randomised, controlled, multicenter international Phase III trial which has completed enrolment with 1,043 patients with previously untreated advanced NSCLC to explore two doses of Avastin (7.5 or 15 mg/kg every 3 weeks) in combination with a platinum doublet (gemcitabine/cisplatin) chemotherapy. The primary objective of the study is to demonstrate superiority in progression-free survival of both Avastin containing treatment arms versus control. Interim data from this study was used to support the Roche filing of E4599 in Europe in August this year. The final data are expected in 2007.

About Lung Cancer

Lung cancer accounts for 1 in 3 and 1 in 4 cancer-related deaths in men and women, respectively. NSCLC is the most common form of the disease and accounts for more than 80 percent of all lung cancers, with histology other than predominant squamous cell as the most common subtype accounting for approximately 60 percent of NSCLC cases. Sadly, the majority of NSCLC cases are

diagnosed at an advanced stage when the cancer is inoperable or has already spread to another part of the body. In spite of the use of chemotherapy as the first-line treatment option, less than five percent of people with advanced NSCLC survive for five years after diagnosis and most die within twelve months[2].

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- Lung Cancer: www.roche.com/med_mbackgrlungcancer.pdf
- Roche in Oncology: www.roche.com/mboncology-e.pdf
- Roche Health Kiosk, Cancer: www.health-kiosk.ch/start_krebs
- Avastin: http://www.avastin-info.com

Media Office contacts

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

---

[1] Sandler AB, Gray R, Bhramer J, et al. Randomized phase II/III Trial of paclitaxel (P) plus carboplatin (C) with or without bevacizumab (NSC # 704865) in patients with advanced non-squamous non-small cell lung cancer (NSCLC): An Eastern Cooperative Oncology Group (ECOG) Trial – E4599. ASCO 2005, Abstract LBA4.

[2] Wilking N and Jonsson B. A Pan-European comparison regarding patient access to cancer drugs. Karolinska Institute in collaboration with Stockholm School of Economics, Stockholm, Sweden, 2005.

Roche - Investor Update

Investor Update

Basel, 12 October 2006

Roche Diagnostics announces launch of Accu-Chek Spirit insulin pump system

New system provides dependable and flexible insulin pump therapy and diabetes management

The first Accu-Chek branded insulin pump, the Accu-Chek Spirit insulin pump system, is now available in the United States. This new diabetes self-management system includes an insulin pump, a blood glucose monitor, and software with a bolus calculator. Everything needed for monitoring, analysis and insulin delivery as well as a choice of features that are important to people considering insulin pump therapy.

Launch of the Accu-Chek Spirit follows the recent announcement that the US Food and Drug Administration (FDA) has lifted the import alert for the sale of Accu-Chek insulin pumps by Disetronic Medical Systems AG (Burgdorf, Switzerland) for customers in the United States.

The worldwide market for insulin infusion products is estimated at CHF 1 bn in 2005, with a growth rate of between 11-12%. Currently, the US market accounts for around 70% of worldwide sales. Roche Diagnostics has an estimated global market share of around 15 %, with above-market growth outside the US.

About Accu-Chek Spirit
The Accu-Chek Spirit is the smallest insulin pump available featuring a full size (315 unit) insulin cartridge. Key features include:

- **Three operating menus - selectable user menus that allow users to select the features they want to use**
  People new to pump therapy or those who prefer just basic functions can choose the Standard menu, whereas those who prefer more advanced features can choose from the Advanced or Custom menu options. The Advanced menu is the most comprehensive, while the Custom menu can be customized to meet individual user preferences
- **Discrete programming options - four bolus options and five basal rate profiles**
  Its side-mounted tactile buttons, together with the bolus calculator residing on a separate PDA device, will allow the user to calculate a bolus and, using the tactile buttons, manually program their pump for insulin delivery without ever having to remove their insulin pump from their pocket or bra-pouch. This is a great option for those who prefer discrete use of the insulin pump. A unique feature of the ACCU-CHEK Spirit insulin pump is its reversible display which allows the user to wear the pump the way they want – there is no upside-down.

Features such as three operating menus, four bolus options and five basal rate

profiles make insulin pump therapy more flexible and convenient for people with diabetes. It enables doctors and people with diabetes to adjust insulin delivery to individual needs.

The Accu-Chek Spirit insulin pump system integrates insulin delivery with blood glucose monitoring systems and information management and advice, enabling optimization of diabetes management for better health and quality of life.

As of today, the Accu-Chek Spirit insulin pump system supports users in 30 countries. Accu-Chek insulin pump therapy systems and supplies, such as infusion sets, are marketed in the United States and Canada by Disetronic Medical Systems Inc. of Fishers, Ind. and can be found on the Internet at www.disetronic-usa.com.

About Roche and the Roche Diagnostics Division

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Roche's Diagnostics Division, with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories worldwide. Roche Diagnostics' North American headquarters is located in Indianapolis, Ind. (www.roche-diagnostics.us). For further information, please visit our Web sites www.roche.com and www.roche-diagnostics.com.

Roche Diabetes Care is a pioneer in the development of blood glucose monitoring and insulin delivery systems as well as services to enable patient focused, cost effective, efficient diabetes management. For 30 years, the Accu-Chek brand has been committed to making life easier for people with diabetes and healthcare professionals and is completing the Circle of Care in diabetes management by offering blood glucose meters, insulin delivery systems and advice tools.

All trademarks used or mentioned in this release are legally protected.

Additional information

- Accu-Chek product portfolio: www.accu-chek.com / www.disetronic-usa.com
- Roche in Burgdorf – Disetronic
- Roche Diagnostics

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Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

Roche

Basel, 13 October 2006

Roche files Herceptin plus hormonal therapy for advanced HER2-positive breast cancer with European Authorities

Roche today announced the submission of a Marketing Authorisation to the European Medicines Agency (EMEA) for Herceptin (trastuzumab) as treatment for advanced HER2-positive and hormone receptor-positive breast cancer. The application is based on data from the international TAnDEM study which showed that the addition of Herceptin to hormonal therapy doubles the median progression-free survival (amount of time a patient's cancer is kept under control), from 2. 4 months to 4.8 months.[1]

HER2-positive breast cancer, which affects 20 to 30 percent of women with breast cancer, is an aggressive form of the disease that requires special and immediate attention because the tumours are fast-growing and there is a higher likelihood of relapse.[2] Up to a half of HER2-positive breast cancers are also hormone receptor-positive, a form of the disease that has typically been considered 'lower-risk,' due to successful treatment with hormonal therapies.[3] However, TAnDEM is the first randomised study to show that this specific subset of 'co-positive' patients (both HER2- and hormone receptor-positive) is actually 'higher-risk', making the positive results with Herceptin even more meaningful.

"The results from the TAnDEM study show once again that Herceptin should be the backbone for all HER2-positive breast cancer patients – it consistently benefits patients regardless of whether it is given in the early- or advanced-stage settings, or whether it is in combination with chemotherapy, hormonal therapy, or as a single agent," said Eduard Holdener, Global Head of Roche Pharma Development. "This combination offers a new treatment regimen for patients who suffer from a particularly aggressive form of breast cancer, and we are pleased to have been able to progress this application so quickly."

F. Hoffmann-La Roche Ltd CH-4070 Basel

Investor Relations
email:
investor.relations@roche.com

Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

About the study

TAnDEM, conducted by Roche, is a randomised, phase III trial, which evaluated Herceptin in combination with the hormonal therapy anastrozole versus anastrozole alone as first-line therapy (or second-line hormonal therapy) in postmenopausal women with advanced (metastatic), HER2-positive and hormone receptor-positive (ER-positive and/or PR-positive) breast cancer. Enrolment to the trial began in 2001, and 208 HER2 and hormone receptor co-positive patients were randomized at 77 centres in 22 countries across the world.

Median progression-free survival, the primary endpoint of the trial, was 4.8 months for patients who received the combination compared to 2.4 months for patients who received hormonal therapy alone ($p = 0.0016$). Patients in the combination arm also responded significantly better to treatment (overall response rate was 20.3% versus 6.8%; $p = 0.018$). There was also a positive trend in median overall survival (28.5 months versus 23.9 months; $p = 0.325$); this is despite the fact that in the hormonal therapy alone arm, more than half of patients (58/104) crossed over to receive Herceptin during the trial when their disease had progressed, and an additional 15 (out of 104) patients received Herceptin at a later time point.

Overall safety data in both arms of the trial were acceptable given the known safety profile of each of the drugs in the advanced breast cancer setting. Patients in this study will continue to be followed for any side-effects.

About breast cancer and Herceptin

Eight to nine percent of women will develop breast cancer during their lifetime, making it one of the most common types of cancer in women.[4] Each year more than one million new cases of breast cancer are diagnosed worldwide, with a death rate of nearly 400,000 people per year.

In HER2-positive breast cancer, increased quantities of the HER2 protein are present on the surface of the tumour cells. This is known as 'HER2-positivity.' High levels of HER2 are present in a particularly aggressive form of the disease which responds poorly to chemotherapy. Research shows that HER2-positivity affects approximately 20-30 percent of women with breast cancer.

Herceptin is a humanised antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. It has demonstrated efficacy in treating both early and advanced (metastatic) breast cancer. Given on its own as monotherapy as well as in combination with or following standard chemotherapy, Herceptin has been shown to improve

response rates, disease-free survival and overall survival while maintaining quality of life in women with HER2-positive breast cancer.

Herceptin received approval for use in the European Union for advanced (metastatic) HER2-positive breast cancer in 2000 and for early HER2-positive breast cancer in 2006. In the advanced setting, Herceptin is now approved for use as a first-line therapy in combination with paclitaxel where anthracyclines are unsuitable, as first-line therapy in combination with docetaxel, and as a single agent in third-line therapy. In the early setting, Herceptin is approved for use following standard (adjuvant) chemotherapy. Herceptin is marketed in the United States by Genentech, in Japan by Chugai and internationally by Roche.

To date, over 310,000 patients with HER2-positive breast cancer have been treated with Herceptin worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

All trademarks used or mentioned in this release are legally protected.

- About Genentech: www.gene.com
- Roche in Oncology: http://www.roche.com/mboncology-e.pdf
- Roche Health Kiosk on cancer: www.health-kiosk.ch/start_krebs

To access video clips, in broadcast standard, free of charge, please go to: www.thenewsmarket.com.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

References

[1] Kaufman, B. Trastuzumab plus anastrozole prolongs progression-free survival in postmenopausal women with HER2 positive, hormone-dependent metastatic breast cancer (MBC). European Society for Medical Oncology (ESMO) Congress, Abstract no. LBA2, 2006.
[2] Harries M, Smith I. The development and clinical use of trastuzumab (Herceptin). Endocr Relat Cancer 9: 75-85, 2002.
[3] Marty M, Cognetti F, Maraninchi D, et al. Efficacy and Safety of Trastuzumab Combined with Docetaxel in Patients with Human Epidermal Growth Factor Receptor 2-Positive Metastatic Breast Cancer Administered as First-Line Treatment: Results of a Randomised Phase II Trial by the M77001 Study Group. J Clin Oncol. 2005;23:4265-4274.
[4] World Health Organization, 2000.

Investor Update

Basel, 13 October 2006

Roche progresses its oral polymerase inhibitor into phase II development study in patients with hepatitis C

FDA grants Fast Track status to R1626

Roche announced today the start of the first phase II development study to evaluate R1626, their promising new polymerase inhibitor, for the treatment of hepatitis C. The investigational drug has also been granted Fast Track status by the US Food and Drug Administration (FDA), a program designed to facilitate the development and to expedite the review of new drugs with the potential to help treat serious or life-threatening conditions.

R1626 has been shown in an earlier study to have a strong antiviral effect against the hepatitis C virus. In the phase I study[1], the drug achieved significant reductions in viral load in chronic hepatitis C patients infected with the difficult-to-cure genotype 1 virus. By moving R1626 into phase II trials, Roche signifies its commitment to finding more therapeutic solutions for patients with hepatitis C. This trial, called Apollo, will evaluate the safety and antiviral effects of R1626 in combination with the current standard of care for hepatitis C, Roche's PEGASYS (peginterferon alfa-2a (40KD)) and COPEGUS (ribavirin).

"New medicines such as R1626 have strong antiviral activity and could be very effective in helping patients to clear the virus, especially when used in combination with current treatments," said Dr. Paul Pockros, Head of the Division of Gastroenterology/Hepatology at The Scripps Clinic and lead investigator of the study. "We know that current hepatitis therapies cure about half of all patients infected with the most common and difficult-to-treat genotype 1 virus, so a product that could potentially improve cure rates is much needed."

About Apollo

Apollo is an on-going multicenter phase II trial that is enrolling patients with genotype 1 chronic hepatitis C who have not previously received treatment.

Patients are randomised into four treatment groups. These treatment groups are:

- Group A: R1626 1500mg twice a day + Pegasys 180mcg as a subcutaneous injection every week for 4 weeks

- Group B: R1626 3000mg twice a day + Pegasys 180mcg as a subcutaneous injection every week for 4 weeks
- Group C: R1626 1500mg twice a day + Pegasys 180mcg as a subcutaneous injection every week + Copegus 1000-1200mg daily for 4 weeks
- Group D: Pegasys 180mcg as a subcutaneous injection every week + Copegus 1000-1200mg daily (standard of care group) for 4 weeks

Following the first 4 weeks of treatment, all patients will receive Pegasys 180mcg subcutaneously every week + Copegus 1000-1200mg daily for another 44 weeks, making the total treatment duration of 48 weeks. The objectives of the study are to evaluate the 4 week safety and antiviral effect of combining R1626 with Pegasys alone or R1626 with Pegasys plus Copegus.

The Apollo study is currently enrolling patients in the US. Patients and healthcare providers interested in the trial can find more information at www.roche-trials.com.

About Fast Track status

The criteria for Fast Track status are that the product's indication represents a serious or life-threatening condition and the product has the potential to meet an unmet medical need in treating the condition. *Fast Track* allows for increased communication between the sponsor and the FDA during the product's development and enables a "rolling submission," which means Roche can submit materials on an ongoing basis which can facilitate the eventual review process for R1626.

"We are delighted to recieve the Fast Track designation from the FDA as this recognizes the potential important clinical role for R1626 in reducing viral load and helping patients to clear hepatitis C virus" said Nick Cammack, Head of Viral Diseases Research, Roche "The development of this new treatment R1626 along with our extensive partnerships with other companies and our ongoing research with PEGASYS underscores our long-term commitment to finding effective therapies to benefit patients with chronic hepatitis C."

About Hepatitis C

Hepatitis C, the most common chronic blood-borne infection, is transmitted primarily through blood or blood products. Hepatitis C chronically infects 170 million people worldwide[i], with an additional three to four million people newly infected each year. It is a leading cause of cirrhosis, liver cancer and liver failure.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

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Film footage is available for broadcast journalists from The NewsMarket at www.thenewsmarket.com. Video is compressed in MPEG2 and is available for download to your FTP server.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

References:

[1] Roberts S, Cooksley G, et al. Interim results of a multiple ascending dose study of R1626, a novel nucleoside analog targeting HCV polymerase in chronic HCV patients. Presented at the 41st European Association for the Study of the Liver. April 29, 2006.

[2] Global surveillance and control of hepatitis C. Report of a WHO Consultation organized in collaboration with the Viral Hepatitis Prevention Board, Antwerp, Belgium. J Viral Hepat 1999;6(1):35-47.